Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-                ) and related Prospectus of Columbus McKinnon Corporation for the registration of $136,000,000 of 8 7/8% Senior Subordinated Notes due 2013 and to the incorporation by reference therein of our reports dated June 6, 2005, with respect to the consolidated financial statements and schedule of Columbus McKinnon Corporation, Columbus McKinnon Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Columbus McKinnon Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

December 19, 2005

Buffalo, New York